June 7, 2006

Mail Stop 4561
John J. Davis
Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083-0007

> **Re: Center Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 0-11486**

Dear Mr. Davis:

We have reviewed your supplemental response letter filed May 31, 2006 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13.1

Management's Discussion & Analysis

Allowance for Loan Losses and Related Provision, page 28

1.   We have reviewed your response to comment one from our letter dated April 26, 2006. We note you determined that differences between the expected and contractual cash flows of loans within the scope of SOP 03-3 were insignificant. Please tell us the following regarding your analysis:

- quantify the amount of and describe the nature of any non-accrual loans and accruing loans past due 90 days or more that were acquired in the Red Oak Bank merger;
- quantify the amount of loans, by category, that you deemed within the scope of the SOP;
- describe how you determined which loans were within the scope of the SOP;
- describe the measure, including quantification of dollar or percentage thresholds, you used to evaluate the significance of differences between the expected and contractual cash flows.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief